**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
June 1, 2017
(correcting order dated May 26, 2017)

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

CSG Systems International, Inc.

File No. 000-27512 - CF#35096

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2017.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22Z	through June 30, 2019
Exhibit 10.24BJ	through May 31, 2017
Exhibit 10.24BK	through May 31, 2017
Exhibit 10.24BL	through May 31, 2017
Exhibit 10.24BM	through May 31, 2017
Exhibit 10.25CI	through December 31, 2019
Exhibit 10.25CJ	through December 31, 2019
Exhibit 10.25CK	through December 31, 2019
Exhibit 10.25CL	through December 31, 2019
Exhibit 10.25CM	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary